# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Astria Therapeutics, Inc., CIK 0001454789
CUSIP: 04635X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Perceptive Xontogeny Venture Fund, L.P. (CIK 0001757940): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Astria Therapeutics, Inc.
Address of issuer's principal executive offices: 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts (MA), 02210

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons' beneficial ownership in the Issuer changed as a result of the consummation of the previously announced acquisition of the Issuer by BioCryst pursuant to the Merger Agreement . The Merger was completed on January 23, 2026, and the Issuer ceased to exist as a separate entity. As a result of the merger, the Reporting Persons no longer beneficially owns any shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Schedule 13D is incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information set forth in Item 4 of this Schedule 13D is incorporated by reference.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/09/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/09/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, By: Perceptive Advisors LLC, By: Joseph Edelman, Managing Member (02/09/2026)
- Perceptive Xontogeny Venture Fund, L.P.: /s/ Joseph Edelman, By: Perceptive Xontogeny Ventures GP, LLC; By: Joseph Edelman, Managing Member (02/09/2026)